SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ANNUAL GENERAL MEETING

OF APRIL 29, 2024

Consolidated Summary Statement of Remote Voting

São Paulo, April 25, 2024 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market the summary voting statements containing the consolidated voting instructions received from Itaú Corretora de Valores S.A. (“Stock Transfer Agent") and the voting instructions received directly by the Company, referring to the Annual General Meeting of the Company called to be held on April 29, 2024, as EXHIBIT I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

1

EXHIBIT I

ANNUAL GENERAL MEETING

OF APRIL 29, 2024

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
Annual General Meeting
1	To examine, discuss and vote on the Company’s Financial Statements, accompanied by the Independent Auditors’ report and opinion, the Fiscal Council’s opinion and the Statutory Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2023.	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	5,000	5,000	-	-
2	To examine, discuss and vote on the Management’s Report and respective administrators’ accounts pertaining to the fiscal year ended on December 31, 2023.	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	5,000	5,000	-	-
3	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	5,000	5,000	-	-
2

4	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	ABSTAIN	3,686,762	3,686,762	-	-
		APPROVE	-	-	-	-
		REJECT	5,000	5,000	-	-
5	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	ABSTAIN	3,691,762	3,691,762	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
6	View of all the candidates that compose the slate to indicate the cumulative voting distribution.	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	-	-	-	-
7	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	ABSTAIN	5,000	5,000	-	-
		APPROVE	-	-	-	-
		REJECT	3,686,762	3,686,762	-	-
3

8	In the event that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights have reached, respectively, the quórum required in items I and II of §4 of article 141 of the Corporations Law, do you wish your vote to be added to the votes of the shares without voting rights in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as stated in this Bulletin, are running in the separate election?	ABSTAIN	3,686,762	3,686,762	-	-
		APPROVE	5,000	5,000	-	-
		REJECT	-	-	-	-
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	ABSTAIN	1,121,244	-	1,121,244	-
		APPROVE	36,551,731	-	36,551,731	-
		REJECT	-	-	-	-
10	Nomination of candidates for the board of directors by preferred shareholders without voting rights or with restricted voting rights (shareholders can only fill this field in case of keeping the relevant shares ininterrupted for 3 months prior to the general meeting). RACHEL DE OLIVEIRA MAIA / PEDRO AGUIAR DE FREITAS	ABSTAIN	-	-	-	-
		APPROVE	37,644,377	-	37,644,377	-
		REJECT	28,598	-	28,598	-
4

11	If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II, respectively, of paragraph 4, article 141, of Law 6404, of 1976, do you wish to have your vote added to the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes amongst all those who, appearing on this ballot, run for the separate election?	ABSTAIN	1,121,244	-	1,121,244	-
		APPROVE	35,824,651	-	35,824,651	-
		REJECT	727,080	-	727,080	-
12	Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors. José Mauro Mettrau Carneiro da Cunha	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	5,000	5,000	-	-
13	Election of vice-chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for vice-chairman of the board of directors. José Henrique Reis de Azeredo	ABSTAIN	-	-	-	-
		APPROVE	3,691,762	3,691,762	-	-
		REJECT	-	-	-	-
14	Nomination of all the names that compose the slate. - Chapa Única	ABSTAIN	-	-	-	-
		APPROVE	3,691,762	3,691,762	-	-
		REJECT	-	-	-	-
15	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	3,691,762	3,691,762	-	-
5

16	Would you like to request the separate election of a member of the Fiscal Council by minority shareholders holding ordinary shares, under the terms of article 161, paragraph 4, a, of the Brazilian Corporate Law?	ABSTAIN	3,691,762	3,691,762	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
17	Would you like to request the separate election of a member of the Fiscal Council by minority shareholders holding preferred shares, under the terms of article 161, paragraph 4, a, of the Brazilian Corporate Law?	ABSTAIN	1,121,244	-	1,121,244	-
		APPROVE	36,551,731	-	36,551,731	-
		REJECT	-	-	-	-
18	Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights. DANIEL STIELER / PATRICIA VALENTE STIERLI	ABSTAIN	-	-	-	-
		APPROVE	37,672,975	-	37,672,975	-
		REJECT	-	-	-	-
19	To resolve on the annual and overall remuneration of the Companys managers and members of the Fiscal Council for the fiscal year ending December 31, 2024	ABSTAIN	-	-	-	-
		APPROVE	3,686,762	3,686,762	-	-
		REJECT	5,000	5,000	-	-

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.